Exhibit 99.1

Brookfield Renewable Partners
PRESS RELEASE

BROOKFIELD RENEWABLE COMPLETES FIRST MANDATORY TENDER OFFER FOR REMAINING SHARES OF ISAGEN

BROOKFIELD, News, May 16, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") announced the closing of the first mandatory tender offer for the remaining outstanding shares of Isagen S.A. ("Isagen").

Approximately 709 million shares were tendered to the consortium at a purchase price of COP 4,130 per share for total consideration of COP 2,927 billion (approximately US$976 million). Brookfield Renewable and its institutional partners now own approximately 83% of Isagen. The second mandatory tender offer is expected to be commenced in July 2016.

Following the conclusion of the tender offers, Brookfield Renewable is expected to have invested an aggregate of approximately US$625 million in respect of the acquisition of Isagen shares, equivalent to an approximate 25% ownership.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$240 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:
Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "will", "should", "could", "potential", "tend to", "target" "future", "growth", "expect", "believe", "goal", "plan", derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the number of Isagen shares expected to be acquired by the consortium and the timing and funding of such acquisition.

Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include: economic conditions in the jurisdictions in which we do or will operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to energy markets, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; the ability to complete development and capital projects on time and on budget; the state of capital markets and our ability to access equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory changes in the power markets in which we operate, including those relating to the regulation of our assets, licensing and litigation; risk relating to our internal control environment; our potential lack of control over our operations conducted through consortiums or where minority shareholders have interests in our investments;  contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities. We caution that the foregoing list of important factors that may affect future results is not exhaustive.

The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see "Risk Factors" included in our Form 20-F.